KG 3/29

06006905

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/28/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46677

BD# 35451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCA Development, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One HealthSouth Parkway
(No. and Street)

Birmingham (City) Alabama (State) 35243 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Byrd 205-970-5599
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays + Company LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue (Address) New York (City) New York (State) 10022-5892 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 26 2006
THOMSON FINANCIAL

RECEIVED
MAR 01 2006
SECTIONAL PROCESSING SECTION WASH. DC 203

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 5/25

OATH OR AFFIRMATION

I, Lisa M. Byrd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCA Development, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa M Byrd
Signature

President, SCA Development, Inc.
Title

Koren E. Coole
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent Auditor's Report on Internal Control Structure

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCA Development, Inc.
(A wholly-owned subsidiary of HealthSouth Corporation)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2005

SCA Development, Inc.
(A wholly-owned subsidiary
of HealthSouth Corporation)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2005

CONTENTS

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA
CAROL S. MESSMAN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Stockholder
SCA Development, Inc.

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of SCA Development, Inc. (a wholly-owned subsidiary of HealthSouth Corporation) as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCA Development, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

January 30, 2006
New York, New York

SCA Development, Inc.
(A wholly-owned subsidiary
of HealthSouth Corporation)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

Assets		
Cash	$	794,738
Prepaid expenses		28,216
Total assets	$	822,954
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	746
Payable to HealthSouth Corporation		226,079
		226,825
Commitments and contingencies		
Stockholder's equity		
Common stock, par value $.01; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		39,990
Retained earnings		556,129
		596,129
Total liabilities and stockholder's equity	$	822,954

The accompanying notes are an integral part
of these financial statements.

SCA Development, Inc.
(A wholly-owned subsidiary
of HealthSouth Corporation)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue		
Commissions	$	542,539
Interest		12,308
		554,847
Expenses		
Salaries and benefits		139,795
Insurance		106,977
Professional fees		64,762
Membership and filing fees		19,804
Other expenses		849
		332,187
Income before income taxes		222,660
Income tax expense allocation from parent company		89,006
Net income	$	133,654

The accompanying notes are an integral part
of these financial statements.

SCA Development, Inc.
(A wholly-owned subsidiary
of HealthSouth Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Common stock	Additional paid-in capital	Retained earnings	Total Stockholder's Equity
Balance, January 1, 2005	$ 10	$ 39,990	$ 422,475	$ 462,475
Net income, year ended December 31, 2005	-	-	133,654	133,654
Balance, December 31, 2005	$ 10	$ 39,990	$ 556,129	$ 596,129

The accompanying notes are an integral part
of these financial statements.

SCA Development, Inc.
(A wholly-owned subsidiary
of HealthSouth Corporation)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net income	$	133,654
Decrease in operating assets		
Prepaid expenses		4,272
Decrease in operating liabilities		
Accounts payable and accrued expenses		(26,753)
Net cash provided by operating activities		111,173
Cash flows from financing activities:		
Payable to HealthSouth Corporation		(98,864)
Net cash provided by financing activities		(98,864)
Net increase in cash		12,309
Cash at beginning of year		782,429
Cash at end of year	$	794,738

The accompanying notes are an integral part
of these financial statements.

SCA Development, Inc.
(A wholly-owned subsidiary of HealthSouth Corporation)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

1. Summary of Significant Accounting Policies:

Organization and Description of Business-

SCA Development, Inc. (the "Company") was incorporated under the laws of Tennessee in June 1993 to sell direct participation programs, primarily limited partnership interests in outpatient health care facilities located throughout the United States of America, to practicing physicians. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the Securities and Exchange Commission (the "SEC"). The Company is a wholly-owned subsidiary of HealthSouth Corporation ("HealthSouth") and is included in the consolidated financial statements of HealthSouth. The Company operates from HealthSouth's corporate headquarters located in Birmingham, Alabama.

Basis of Presentation-

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates and Assumptions-

The preparation of our financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of the financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. The Company evaluates and updates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in its evaluations, as considered necessary. Actual results could differ from those estimates.

Risks and Uncertainties

HealthSouth operates in a highly regulated industry and is required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- licensure, certification, and accreditation
- billing for services
- relationships with physicians and other referral sources, including physician self-referral and fraud and abuse
- cost reports
- adequacy and quality of medical care
- quality of medical equipment and services
- qualifications, maintenance, and security issues associated with medical records

- operating policies and procedures
- addition of facilities and services

Many of these laws and regulations are expansive, and HealthSouth does not have the benefit of significant regulatory or judicial interpretation of them. In the future, different interpretations or enforcement of these laws and regulations could subject HealthSouth's current or past practices to allegations of impropriety or illegality. If HealthSouth is deemed to have failed to comply with applicable laws and regulations, it could be subjected to liabilities, including (a) criminal penalties, (b) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our facilities, and (c) exclusion or suspension of one or more of our facilities from participation in the Medicare, Medicaid, and other federal and state health care programs. Any of these liabilities could have a material adverse affect on our business, results of operations, financial condition and cash flows.

HealthSouth recently settled a lawsuit brought by the SEC relating to its financial reporting practices prior to March 2003. Investigations by the criminal division of the DOJ and the United States' Attorney's Office for the Northern District of Alabama are ongoing. While HealthSouth is fully cooperating with the SEC, the DOJ, and other governmental authorities in their investigations, HealthSouth cannot predict the outcome of those investigations. Such investigations could have a material adverse effect on HealthSouth, the trading prices of HealthSouth securities, and HealthSouth's ability to access the capital markets, which in turn could have a material adverse affect on our business, results of operations, financial condition and cash flows. If HealthSouth were convicted of a crime, certain contracts and licenses that are material to its operations may be revoked which would severely affect its business and, in turn, our business.

HealthSouth also entered into a recent settlement with various government agencies and other parties regarding its participation in federal health care programs. Despite this settlement, HealthSouth remains a defendant in litigation relating to its participation in federal health care programs, and substantial damages or other monetary penalties assessed against HealthSouth in this litigation may have a material adverse effect on our business, financial condition, results of operations, and cash flows. These so-called *qui tam* (i.e., whistleblower) actions brought under the False Claims Act are sealed by the court at the time of filing. The only parties privy to the information contained in the complaint are the relator, the federal government, and the court. Therefore, it is possible that additional *qui tam* actions have been filed against HealthSouth that we are unaware of or which HealthSouth has been ordered by the court not to discuss until the court lifts the seal from the case. Thus, it is possible that HealthSouth could be subject to additional liability exposure under the False Claims Act based on *qui tam* actions other than those publicly disclosed by HealthSouth.

A number of other lawsuits have been brought against HealthSouth involving its accounting practices, coverage under its directors and officers insurance policies, and various other outstanding securities, derivative, and regulatory litigation. We cannot predict the ultimate outcome of any litigation. Substantial damages or other monetary remedies assessed against HealthSouth could have a material adverse effect on our business, results of operations, financial condition and cash flows. If the insurance companies are successful in rescinding or denying coverage to HealthSouth and/or some of its current and former directors and officers, its ability to reach various settlements in significant litigation could be adversely affected. The failure to reach a settlement could have a material adverse effect on HealthSouth's business and, in turn, our business, results of operations, financial condition, and cash flows.

In addition, given the nature of our business, we are subject from time to time to various other lawsuits which, depending on their outcome, may have a negative effect on us.

Revenue Recognition-

Revenue, which consists principally of commissions from the sale of limited partnership units sold by the Company, is recognized when the sales proceeds are received, generally at the transaction closing date.

Cash and Concentrations of Credit Risks-

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company maintains amounts on deposit with various financial institutions, which may, at times, exceed federally insured limits. However, Company management periodically evaluates the credit-worthiness of those institutions, and the Company has not experienced any losses on such deposits.

Salaries and Benefits-

The Company does not have any full-time employees. Salaries and benefits are based on the actual number of hours spent working on Company business by HealthSouth employees.

Income Taxes-

We provide for income taxes using the asset and liability method as required by FASB Statement No. 109, *Accounting for Income Taxes*. This approach recognizes the amount of federal, state, and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates. Under FASB Statement No. 109, a valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income. The Company does not have any deferred tax assets or liabilities.

The Company's results of operations are included in HealthSouth's consolidated federal income tax return. For state income tax purposes, the Company's results of operations are reported on separately filed Missouri and Tennessee income tax returns. The Company does not have a formal tax sharing agreement in place with HealthSouth; however, the Company is responsible for its allocated portion of federal and state income taxes, pursuant to §1552(a)(1) of the Internal Revenue Code of 1986, as Amended.

The Company's allocated portion of these taxes is accounted for as an intercompany transaction. Income tax expense in the Company's financial statements has been calculated on a separate tax return basis. The deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using currently enacted tax rates. The provision for income taxes is the sum of the amount of income tax paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in the Company's deferred tax assets and liabilities.

2. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10:1. At December 31, 2005, the Company had net capital of $567,913, which was $562,913 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .001:1 at December 31, 2005.

3. Transactions with Related Parties

Due to the nature of the Company's business, all of its transactions are with related parties. These related parties consist of the various HealthSouth surgery centers which buy and sell limited partnership interests during the year. All revenues are derived from transactions with related parties. HealthSouth pays all of the Company's expenses and is reimbursed for the expenses by the Company. All amounts due to related party at December 31, 2005 are due on demand.

The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

SCA Development, Inc.
(A wholly-owned subsidiary
of HealthSouth Corporation)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTDNESS REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMISSION

DECEMBER 31, 2005

NET CAPITAL		
Total stockholder's equity	$	596,129
Less nonallowable assets		
Prepaid expenses		28,216
Net capital	$	567,913
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	50
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above amounts)	$	5,000
Excess net capital	$	562,913
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	567,838
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness from statement of financial condition	$	746
Ratio of aggregate indebtedness to net capital		.001:1
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION		
Net capital, as reported in the Company's Part IIA of the FOCUS report (unaudited)	$	643,511
Audit adjustments, principally related to additional accruals and misposting of salaries and benefits and income tax benefit		(100,654)
Misspostings and reclassifications of nonallowable assets		25,056
Net capital, as adjusted	$	567,913

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

The accompanying notes are an integral part of these financial statements.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA
CAROL S. MESSMAN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Stockholder
SCA Development, Inc.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3 REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

In planning and performing our audit of the financial statements and supplementary information of SCA Development, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. And, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the Company's internal controls and their operation that we considered to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of SCA Development, Inc. for the year ended December 31, 2005, and this report does not affect our report thereon dated January 30, 2006. The Company failed to record all prior year audit adjustments and the current year allocated federal and state income tax expense. In addition, accounting personnel failed to record all allocable payroll costs to the Company's general ledger during the reporting period. As a result, the Company's computation of Net Capital was overstated during the year ended December 31, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe, with the exception of the items noted above, that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

January 30, 2006
New York, New York